

December 20, 2022

Thomas Allen
Chief Financial Officer
Membership Collective Group Inc.
180 Strand
London, WC2R 1EA
United Kingdom

      Re: Membership Collective Group Inc.
          Form 10-K for the fiscal year ended January 2, 2022
          Filed March 16, 2022
          File No. 001-40605

Dear Thomas Allen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction